EXHIBIT 99.2

Supplemental Discussion of the Financial Results of the Caesars Commercial Mortgage-Backed Securities Related Properties

In January, 2008, Caesars Entertainment Corporation (“Caesars Entertainment”) was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (“CEOC”), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are currently secured under $5,031.5 million face value of commercial mortgage-backed securities (“CMBS”) financing (the “CMBS Financing”).

As of September 30, 2011 and December 31, 2010, and for the quarters and nine months ended September 30, 2011 and 2010, the properties securing the CMBS Financing were Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Paris Las Vegas and Harrah’s Laughlin (the “CMBS properties”).

In this discussion, the words “we” and “our” refer to the CMBS properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

In August 2010, in conjunction with the amendment of the CMBS Financing, certain trademark assets were transferred from one of the subsidiaries of CEOC to the CMBS properties. This transfer of trademarks, with a book value of $45.3 million, was not properly recorded in the CMBS properties’ Unaudited Condensed Combined Balance Sheets in our filings of this Exhibit 99.2 since that time. At September 30, 2011, the trademark values have been properly presented in the CMBS properties’ Unaudited Condensed Combined Balance Sheet as of September 30, 2011 included herein. This revision resulted in an increase in Intangible assets other than goodwill and Total equity in the amount of the book value of the trademarks. The error, which we have determined is not material to this Exhibit 99.2 for all periods, had no impact on the CMBS properties’ Unaudited Condensed Combined Statements of Operations or the CMBS properties’ Unaudited Condensed Combined Statements of Cash Flows included herein.

OPERATING RESULTS FOR CMBS PROPERTIES

Overall CMBS Properties Results

The following tables represent CMBS properties’ Unaudited Condensed Combined Balance Sheets as of September 30, 2011 and December 31, 2010, and their Unaudited Condensed Combined Statements of Operations for the quarters and nine months ended September 30, 2011 and 2010 and Unaudited Condensed Combined Statements of Cash Flows for the nine months ended September 30, 2011 and 2010.

CMBS Properties

Condensed Combined Balance Sheets

(Unaudited)

(In millions)	September 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$121.2	$121.8
Receivables, net of allowance for doubtful accounts	65.8	66.1
Deferred income taxes	10.5	14.8
Prepayments and other current assets	61.2	33.1
Inventories	11.0	11.7

Total current assets	269.7	247.5
Land, buildings and equipment, net of accumulated depreciation	5,129.7	5,340.4
Goodwill	1,689.4	1,689.4
Intangible assets other than goodwill	558.6	558.0
Restricted cash	56.3	—
Deferred charges and other	113.9	133.5

	$7,817.6	$7,968.8

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$28.0	$30.1
Interest payable	7.2	8.0
Accrued expenses	160.9	135.6
Due to affiliates, net	36.1	17.4
Current portion of long-term debt	0.5	—

Total current liabilities	232.7	191.1
Long-term debt	5,026.1	5,182.3
Deferred credits and other	31.3	29.5
Deferred income taxes	1,615.9	1,623.7

	6,906.0	7,026.6

Total equity	911.6	942.2

	$7,817.6	$7,968.8

CMBS Properties

Condensed Combined Statements of Operations

(Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions)	2011	2010	2011	2010
Revenues

Casino	$312.1	$323.0	$925.1	$968.6

Food and beverage	130.5	130.2	379.6	382.6

Rooms	117.6	109.4	344.5	325.9

Other	52.7	51.3	150.4	144.6
Less: casino promotional allowances	(91.2)	(93.7)	(266.3)	(282.9)

Net revenues	521.7	520.2	1,533.3	1,538.8

Operating expenses
Direct

Casino	162.8	168.8	477.1	498.2

Food and beverage	64.6	62.5	183.5	180.4

Rooms	30.5	27.0	87.2	78.9

Property general, administrative and other	139.6	133.4	398.8	391.0

Depreciation	41.5	40.6	118.2	122.0

Write-downs, reserves and recoveries	1.9	4.7	6.2	19.5
(Income)/loss on interests in non-consolidated affiliates	(0.3)	(0.2)	1.3	(1.3)

Corporate expense	16.6	17.9	61.8	37.3
Acquisition and integration costs	(0.1)	—	0.2	—

Amortization of intangible assets	14.9	14.9	44.7	44.7

Total operating expenses	472.0	469.6	1,379.0	1,370.7

Income from operations	49.7	50.6	154.3	168.1
Interest expense, net of capitalized interest	(51.5)	(65.5)	(157.8)	(195.8)

Gains on early extinguishments of debt	—	77.4	47.5	53.3

Other income, including interest income	0.6	0.1	0.7	0.4

(Loss)/income before income taxes	(1.2)	62.6	44.7	26.0
Benefit/(provision) for income taxes	0.1	(24.9)	(16.2)	(11.8)

Net income/(loss)	$(1.1)	$37.7	$28.5	$14.2

CMBS Properties

Condensed Combined Statements of Cash Flows

(Unaudited)

(In millions)	Nine Months Ended September 30,
	2011	2010
Cash flows provided by operating activities	$110.0	$172.3

Cash flows (used in)/provided by investing activities
Land, buildings and equipment additions, net of change in construction payables	(24.5)	(20.0)
Change in restricted cash	(81.1)	—
Other	(5.0)	2.2

Cash flows used in investing activities	(110.6)	(17.8)

Cash flows used in financing activities
Cash paid in connection with early extinguishments of debt	(108.5)	(53.6)
Debt issuance costs and fees	—	(41.1)
Transfers from and (distributions to) affiliates, net and other	108.5	(115.9)

Cash flows used in financing activities	—	(210.6)
Effect of deconsolidation of variable interest entities	—	(1.1)

Net decrease in cash and cash equivalents	(0.6)	(57.2)
Cash and cash equivalents, beginning of period	121.8	134.7

Cash and cash equivalents, end of period	$121.2	$77.5

Cash paid for interest	$125.0	$137.9

Summary Information for CMBS Properties

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010

Casino revenues	$312.1	$323.0	(3.4)%		$925.1	$968.6	(4.5)%

Net revenues	521.7	520.2	0.3%		1,533.3	1,538.8	(0.4)%

Income from operations	49.7	50.6	(1.8)%		154.3	168.1	(8.2)%

Net income/(loss)	(1.1)	37.7	N/M		28.5	14.2	N/M
Operating margin	9.5%	9.7%	(0.2	) pts	10.1%	10.9%	(0.8	) pts

N/M = Not Meaningful

Despite decreased casino revenues, net revenues for the 2011 third quarter and nine months were relatively flat as positive fundamentals in Las Vegas were able to offset declines in Atlantic City. Hurricane Irene, which made landfall in New Jersey in August 2011, caused a temporary closure of Harrah’s Atlantic City. We estimate that the closure reduced revenues by approximately $7 million to $9 million and reduced income from operations by approximately $5 million to $6 million.

Income from operations was relatively flat for the third-quarter 2011 but decreased for the nine-months 2011 when compared to the year-ago period. The decrease is primarily due to other factors affecting net income during the nine-month period as further described below.

Other Factors Affecting Net Income

	Quarter Ended September 30,		Percent Increase/ (Decrease)	Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions) Expense/(Income)	2011	2010		2011	2010

Write-downs, reserves and recoveries	1.9	4.7	(59.6)%	6.2	19.5	(68.2)%

Corporate expense	16.6	17.9	(7.3)%	61.8	37.3	65.7%

Amortization of intangible assets	14.9	14.9	—%	44.7	44.7	—%
Interest expense, net	51.5	65.5	(21.4)%	157.8	195.8	(19.4)%

Gains on early extinguishments of debt	—	(77.4)	N/M	(47.5)	(53.3)	(10.9)%

Write-downs, reserves and recoveries include costs associated with efficiency projects, demolition costs, and property remediation costs. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from period-to-period, nor are the amounts expected to follow any particular trend.

Write-downs, reserves and recoveries decreased in the 2011 periods due to decreases in property remediation costs of $3.2 million and $14.2 million for the third-quarter and nine-month periods, respectively.

Corporate expense for the nine months 2011 varied versus the same period in 2010 due to fluctuations in the corporate expense allocations during each of the respective periods and due to monthly management fees paid to Caesars Entertainment as required under the CMBS Loan Agreement which commenced in the third quarter 2010.

Interest expense decreased by $14.0 million and $38.0 million for the quarter and nine months ended September 30, 2011, respectively, compared to the same periods in 2010 due to repurchases of CMBS Loans during the third and fourth quarters of 2010 and the first half of 2011. Interest expense for the quarter ended September 30, 2011, as a result of interest rate cap agreements, includes (i) $0.1 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (ii) $6.3 million of expense due to amortization of deferred losses frozen in Accumulated Other Comprehensive Loss (“AOCL”) which is included in Total equity on the Unaudited Condensed Combined Balance Sheets. Interest expense for the nine months ended September 30, 2011, as a result of interest rate cap agreements, includes (i) $1.3 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (ii) $20.6 million of expense due to amortization of deferred losses frozen in AOCL. At September 30, 2011, all of our debt is variable-rate debt.

We did not have any early extinguishments of debt during the 2011 third quarter. Gains on early extinguishments of debt during the 2011 nine months, and the 2010 third quarter and nine months, relate to amounts recognized as a result of purchase and sale agreements with certain lenders to acquire mezzanine loans under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows.

Other items

In April 2011, certain subsidiaries (the “Borrrowers”) of Caesars Entertainment Operating Company, Inc (“CEOC”) obtained a senior secured loan in order to develop a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq”) and a hotel tower, the Octavius Tower, at Caesars Palace Las Vegas.

In connection with Project Linq, in August 2011, we contributed the O’Shea’s casino (adjacent to the Flamingo Las Vegas) and certain other assets to one of the Borrowers, the book value of which was $297.9 million. Of the assets contributed to Project Linq, $98.1 million have been leased-back by a CMBS Property on a short term basis and therefore remain as assets of the CMBS Properties.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

During the fourth quarter of 2010, Caesars Entertainment launched a new initiative to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations.

In accordance with our shared services agreement with Caesars Entertainment, $60.7 million in estimated future cost savings have been allocated to the CMBS properties. In addition, the CMBS properties have realized cost savings of $25.5 million and $71.2 million during the quarter and nine months ended September 30, 2011, respectively.

Capital Spending and Development

We incur capital expenditures in the normal course of business and we perform on-going refurbishment and maintenance at our existing casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Our capital spending for the nine-months 2011 totaled $25.5 million, which includes an increase of $1.0 million of construction payables.

Estimated total capital expenditures for 2011, including 2011 expenditures associated with Project Linq, a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip, are expected to be between $30.0 million and $50.0 million.

Liquidity

Our cash and cash equivalents totaled $121.2 million at September 30, 2011 compared to $121.8 million at December 31, 2010.

Subsequent to the filing of Exhibit 99.2 to our annual report on Form 10-K for the year ended December 31, 2010, in the first quarter of 2011 we determined that approximately $48.4 million reported as cash and cash equivalents as of December 31, 2010 should have been reported as either current or non-current restricted cash of the CMBS properties at that date. At September 30, 2011, the CMBS properties have $81.1 million of current and non-current restricted cash, which is included in our Condensed Combined Balance Sheet as $24.8 million of Prepayments and other current assets and $56.3 million of Restricted cash, respectively. Restricted cash primarily consists of cash reserved under loan agreements for certain expenditures incurred in the normal course of business, such as real estate taxes, property insurance and capital improvements. The Condensed Combined Statement of Cash Flows for the CMBS properties for the nine months ended September 30, 2011 includes $81.1 million of investing cash outflows for the funding of restricted cash balances, including the $48.4 million of restricted cash funded prior to 2011. Management determined in the first quarter 2011 that reclassifying the cash balances on the balance sheet and reporting the aggregate investing cash outflows was not a material correction of Exhibit 99.2 to our 2010 financial statements, and does not materially misstate our 2011 financial statements.

The CMBS Properties are highly leveraged and a significant amount of our liquidity needs are for debt service. As of September 30, 2011, we had $5,026.6 million book value of indebtedness outstanding, including capital lease indebtedness, and cash paid for interest for the nine months ended September 30, 2011 was $125.0 million.

Our operating cash inflows are used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we retire portions of our outstanding debt through open market purchases, privately negotiated transactions or otherwise, using available cash on hand or established debt programs. The distribution of cash in excess of that needed to fund the operations of the CMBS properties is limited, as discussed more fully in the Restrictive Covenants and Other Matters section of Capital Resources below.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance and our cash flows from operations will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. We may consider issuing additional debt, or equity, in the future to refinance existing debt or to finance specific capital projects.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources—CMBS Financing

In connection with the Acquisition, the CMBS properties borrowed $6,500.0 million under the CMBS Financing. At September 30, 2011 and December 31, 2010, there was $5,025.7 million and $5,182.3 million, respectively, of book value outstanding under the CMBS Financing. The book value at September 30, 2011 and December 31, 2010 is net of approximately $5.8 million and $7.3 million, respectively, representing unamortized fees incurred in connection with the August 2010 amendment, as further described below, and recorded as a discount on debt.

All of the debt under the CMBS Loan Agreement (and related loan amendments) is due in 2015, assuming we satisfy all conditions necessary under amendments to the CMBS Loan Agreement that permit us to extend the maturity from 2013, discussed more fully below. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or joint venture partners.

Pursuant to the terms of the amendment as initially agreed to on March 5, 2010 and finalized August 31, 2010, we agreed to pay lenders selling CMBS Loans during the fourth quarter 2009 an additional $47.4 million for their loans previously sold, to be paid no later than December 31, 2010. This additional liability was recorded as a loss on early extinguishment of debt during the first quarter of 2010 and was paid during the fourth quarter of 2010.

In June 2010, we purchased $46.6 million face value of CMBS Loans for $22.6 million, recognizing a net gain on the transaction of approximately $23.3 million during the second quarter of 2010.

On August 31, 2010, we executed an agreement with the lenders to amend the terms of our CMBS Financing to, among other things, (i) provide the right to extend the maturity of the CMBS mortgage loan and/or related mezzanine loans (“CMBS Loans”) , subject to certain conditions, by up to two years until February 2015, (ii) amend certain terms of the CMBS Loans with respect to reserve requirements, collateral rights, property release prices and the payment of management fees, (iii) provide for ongoing mandatory offers to repurchase CMBS Loans using excess cash flow from the CMBS properties at discounted prices, (iv) provide for the amortization of the mortgage loan in certain minimum amounts upon the occurrence of certain conditions and (v) provide for certain limitations with respect to the amount of excess cash flow from the CMBS properties that may be distributed to Caesars Entertainment. Any CMBS Loan purchased pursuant to the amendments will be canceled.

In September 2010, in connection with the execution of the amendment, we purchased $123.8 million face value of CMBS Loans for $37.1 million, of which $31.0 million was paid at the closing of the CMBS amendment, and the remainder of which was paid during fourth quarter 2010. We recognized a pre-tax gain on the transaction of approximately $77.4 million, net of deferred finance charges. In December 2010, we purchased $191.3 million of face value of CMBS Loans for $95.6 million, recognizing a pre-tax gain of $66.9 million, net of deferred finance charges.

In March 2011, we purchased $108.1 million of face value of CMBS Loans for $73.5 million, recognizing a pre-tax gain of $33.2 million, net of deferred finance charges. In April 2011, we purchased $50.0 million of face value of CMBS Loans for $35.0 million, recognizing a pre-tax gain of $14.3 million, net of deferred finance charges.

As part of the amended CMBS Loan Agreement, in order to extend the maturity of the CMBS Loans under the extension option, we are required to extend our interest rate cap agreement to cover the two years of extended maturity of the CMBS Loans, with a maximum aggregate purchase price for such extended interest rate cap for $5.0 million. We funded the $5.0 million obligation on September 1, 2010 in connection with the closing of the amendment to the CMBS Loan Agreement.

Interest and Fees

We make monthly interest payments on our CMBS financing.

Restrictive Covenants and Other Matters

The CMBS Financing includes negative covenants, subject to certain exceptions, restricting or limiting the ability of the borrowers and operating companies under the CMBS Financing to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) make certain investments, loans and advances; (iv) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (v) enter into certain transactions with its affiliates; (vi) engage in any business other than the ownership of the properties and business activities ancillary thereto; and (vi) amend or modify the articles or certificate of incorporation, by-laws and certain agreements.

The CMBS Financing also includes affirmative covenants that require the CMBS properties to, among other things, maintain the borrowers as “special purpose entities”, maintain certain reserve funds in respect of furniture, fixtures and equipment, taxes, and insurance, and comply with other customary obligations for CMBS real estate financings. Amounts deposited into the specified reserve funds represent restricted cash.

In addition, the CMBS Financing obligates the CMBS properties to apply excess cash flow in certain specified manners, depending on the outstanding principal amount of various tranches of the CMBS loans and other factors. These obligations will limit the amount of excess cash flow from the CMBS properties that may be distributed to Caesars Entertainment. For example, the CMBS properties are required to use 100 percent of excess cash flow to make ongoing mandatory offers on a quarterly basis to purchase CMBS mezzanine loans at discounted prices from the holders thereof. To the extent such offers are accepted, such excess cash flow will need to be so utilized and will not be available for distribution to Caesars Entertainment. To the extent such offers are not accepted with respect to any fiscal quarter, the amount of excess cash flow that may be distributed to Caesars Entertainment is limited to 85.0 percent of excess cash flow with respect to such quarter. In addition, the CMBS Financing provides that once the aggregate principal amount of the CMBS mezzanine loans is less than or equal to $625.0 million, the mortgage loan will begin to amortize on a quarterly basis in an amount equal to the greater of 100 percent of excess cash flow for such quarter and $31.3 million. If the CMBS mortgage loan begins to amortize, the excess cash flow from the CMBS properties will need to be applied to such amortization and will not be available for distribution to Caesars Entertainment.

Derivative Instruments

On January 28, 2008, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The CMBS interest rate cap agreement, which was effective January 28, 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5 percent. The CMBS interest rate cap was designated as a cash flow hedging instrument for accounting purposes on May 1, 2008.

In 2009, we began purchasing and extinguishing portions of the CMBS Financing. The hedging relationship between the CMBS Financing and the interest rate cap remained effective subsequent to each debt extinguishment. In connection with the extinguishments, we reclassified deferred losses out of AOCL (included in Total equity on the Unaudited Condensed Combined Balance Sheets included herein) and into interest expense associated with hedges for which the forecasted future transactions are no longer probable of occurring. The following table summarizes the face value of debt extinguishments and the amount of deferred losses reclassified out of AOCL (in millions):

Extinguishment Date	Debt Extinguished	Deferred Losses Reclassified

June 7, 2010	$46.6	$0.8
September 1, 2010	123.8	1.5
December 13, 2010	191.3	3.3
March 11, 2011	108.1	1.4
April 1, 2011	50.0	0.5

On January 31, 2010, we removed the cash flow hedge designation for the $6,500.0 million interest rate cap, freezing the amount of deferred losses recorded in AOCL associated with the interest rate cap. Beginning February 1, 2010, we began amortizing deferred losses frozen in AOCL into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring. For the quarter and nine months ended September 30, 2011, we recorded $5.2 million and $15.7 million, respectively, as an increase to interest expense. We will record an additional $20.9 million as an increase to interest expense and AOCL over the next twelve months, all related to deferred losses on the interest rate cap.

On January 31, 2010, we re-designated $4,650.2 million of the interest rate cap as a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

As of September 30, 2011, there had been no material changes outside the ordinary course of business to our aggregated indebtedness and other known contractual obligations, which are set forth in the table included in the Supplemental Discussion of Caesars Commercial Mortgage-Backed Securities Related Properties filed as Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 2010.